

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 24, 2011

Mr. John S. Lawler
Chief Financial Officer
Deer Valley Corporation
3111 W. Dr. MLK Blvd., Ste 100
Tampa, Florida 33607

> **RE:** **Deer Valley Corporation**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and**
> **September 30, 2010**
> **File No. 0-5388**

Dear Mr. Lawler:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief